

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

<u>Via E-mail</u>
Steven P. Rasche
Senior Vice President, Finance and Accounting
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

  Re: The Laclede Group, Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2012
     Filed November 19, 2012
     File No. 001-16681

Dear Mr. Rasche:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Andrew Mew

        Andrew Mew
        Accounting Branch Chief

cc: Mary Kullman, Chief Administrative Officer